UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     March 9,
2020

Donald W. Layden, Jr.
President and Chief Executive Officer
USA Technologies, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

        Re:     USA Technologies, Inc.
                PREC14A preliminary proxy statement filing made on Schedule 14A Filed on March 5, 2020 by USA Technologies, Inc.
                File No. 001-33365

Dear Mr. Layden,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The first page of the proxy statement, as defined in Rule 14a-1(g) and distinguished from the Notice or any letter to shareholders must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise to include the legend required by Rule 14a-6(e)(1) on the first page of the proxy statement.
2. The placeholder included for purposes of disclosing the record date continues to be blank.
   Rule 14a-13, by its terms, mandates that the registrant shall conduct the inquiry required by
   Rule 14a-13(a)(1) "at least 20 business days prior to the record date of the meeting of security holders." Please advise us how the registrant complied with, or intends to comply with, Rule 14a-13(a)(3).

3. Notwithstanding the disclosure on page one that indicates the proxy statement will be mailed, other disclosures leave open the possibility that distribution will occur electronically to the exclusion of mailing by suggesting the availability of the proxy statement on a website.
   Please advise us whether the registrant will be relying upon Rule 14a-16 to distribute the proxy statement electronically in order to fulfill its obligations under Rule 14a-3(a) and Rule
   14a-4(f). If so, please advise us how compliance with Rule 14a-16 has been effectuated.
 Donald W. Layden, Jr.
USA Technologies, Inc.
March 9, 2020
Page 2

What is a broker non-vote?, page 5

4. Given that the solicitation is contested, please advise us of the legal basis upon which the registrant has relied to conclude that brokers might be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that "broker non-votes" could exist. See Item 21(b) of Schedule 14A

Item 1. Election of Directors, page 8

5. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

6. Please confirm, and consider disclosing, if true, that each director nominee has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1).

Item 6. Non-binding vote on the enforcement of Subchapter H of Chapter 25...., page 26

7. This proposal appears to be regulated under Item 18 of Schedule 14A, titled "Matters not required to be submitted." Please revise to expressly state what board action, if any, is intended to be taken in the event of a negative vote by security holders.

Form of Proxy

8. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any "such other business."

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions
 Donald W. Layden, Jr.
USA Technologies, Inc.
March 9, 2020
Page 3


cc: Eduardo Gallardo, Esq.
James J. Moloney, Esq.